SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                               AMENDMENT NUMBER 2
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                                (Name of Issuer)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $0.10 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   605785 10 4
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                               Thomas J. Leiferman
                      President and Chief Executive Officer
                        Mississippi View Holding Company
                                35 East Broadway
                       Little Falls, Minnesota 56345-3093
                                 (320) 632-5461

                                 With Copies to:

                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                      ------------------------------------
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

                                 April 13, 1998
     ----------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)



                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                            Amount of
================================================================================
$4,773,000                                                         $954.60
================================================================================

* For purposes of calculating fee only. Based on the Offer for 222,000 shares at the maximum tender offer price per share of $21.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $954.60            Filing Party:  Mississippi View Holding Company
Form or Registration No.:  Schedule 13E-4   Date Filed:  April 14, 1998

      This Statement amends and supplements the Issuer Tender Offer Statement (the "Statement") filed on April 14, 1998 and amended on May 1, 1998, relating to the issuer tender offer by Mississippi View Holding Company, a Minnesota corporation (the "Company"), to purchase up to 222,000 shares of common stock, par value $0.10 per share (the "Shares"), at prices not greater than $21.50 nor less than $19.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

Item 8.  Additional Information

      (e) The information included in "Special Factors -- Opinion of Financial Advisor" in the Offer to Purchase is hereby revised by including the additional language below in the first paragraph on page 16 of the Offer to Purchase.

      "FinPro utilizes several different approaches to analyze the trading value of an institution. Some of these approaches showed a value above the tender range while some showed a value below the tender range. FinPro subjectively weighs each of the valuations derived from the net asset value, market value and investment value methods to derive a range that, based on it's experience, will be fair to the shareholders in this specific kind of a transaction. Unlike a merger or acquisition, this transaction is voluntary in that each shareholder can elect to tender some, all or none of their Shares. FinPro's fairness opinion addresses the fairness of the range to shareholders who tender and those shareholders who do not tender their Shares."

      The information included in the first paragraph in "The Offer -- Certain Conditions of the Offer" in the Offer to Purchase is hereby amended and revised in its entirety as follows:

      "Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see "-- Extension of the Offer; Termination; Amendment"), if (i) prior to the Expiration Date, the Financing Condition has not been satisfied or (ii) at any time on or after April 13, 1998 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:"

Item 9.  Material to be Filed as Exhibits.

      (a)(1)  Form of Offer to Purchase dated April 13, 1998.*

     (a)(2) Form of Letter of Transmittal.*

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 13, 1998.*

     (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 13, 1998.*

     (a)(5) Form of Notice of Guaranteed Delivery.*

     (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated April 13, 1998.*

     (a)(7) Form of press release issued by the Company dated April 13, 1998.*

     (a)(8) Form of Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Employee Stock Ownership Plan dated April 13, 1998.*

     (a)(9) Form of Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Profit Sharing Plan dated April 13, 1998.*

     (a)(10) Form of Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Management Stock Bonus Plan dated April 13, 1998.*

     (a)(11) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated May 1, 1998.**

     (a)(12) Form of press release issued by the Company dated April 30, 1998.**

     (b)(1) Loan agreement with First Federal FSB.**

     (c)(1) Mississippi View Holding Company Stock Employee Compensation Trust Agreement*

     (c)(2) Common Stock Purchase Agreement*

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.


---------------------
*     Previously filed on April 14, 1998 with the Schedule 13E-4.
**    Previously filed on May 1, 1998 with Amendment No. 1 to Schedule 13E-4.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  May 8, 1998.





                                 MISSISSIPPI VIEW HOLDING COMPANY



                         By:     /s/Thomas J. Leiferman
                                 -----------------------------------------------
                                 Name:   Thomas J. Leiferman
                                 Title:  President and Chief Executive Officer

                                INDEX OF EXHIBITS

     (a)(1)  Form of Offer to Purchase dated April 13, 1998.*

     (a)(2)  Form of Letter of Transmittal.*

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 13, 1998.*

     (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 13, 1998.*

     (a)(5)  Form of Notice of Guaranteed Delivery.*

      (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated April 13, 1998.*

      (a)(7) Form of press release issued by the Company dated April 13, 1998.*

      (a)(8) Form of Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Employee Stock Ownership Plan dated April 13, 1998.*

      (a)(9) Form of Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Profit Sharing Plan dated April 13, 1998.*

      (a)(10)Form of Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Management Stock Bonus Plan dated April 13, 1998.*

      (a)(11)Form of Letter to Stockholders from the Chief Executive Officer of the Company dated May 1, 1998.**

      (a)(12)Form of press release issued by the Company dated April 30, 1998.**

      (b)(1) Loan agreement with First Federal FSB.**

      (c)(1) Mississippi View Holding Company Stock Employee Compensation Trust Agreement*

      (c)(2) Common Stock Purchase Agreement*

      (d)    Not applicable.

      (e)    Not applicable.

      (f)    Not applicable.


-------------------
*     Previously filed on April 14, 1998 with the Schedule 13E-4.
**    Previously filed on May 1, 1998 with Amendment No. 1 to Schedule 13E-4.